UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$450,000,000
3.75 per cent. Notes due 18 August 2025

Series No. NZD-017-00-1, Tranche No. 1

(under the N.Z.$10,000,000,000 Domestic Medium-Term Note Programme)

Filed pursuant to Rule 3 of Regulation AD
Dated: 16 August 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$450,000,000 principal amount of 3.75 per cent. Notes due 18 August 2025 (Series No. NZD-017-00-1, Tranche No. 1) (the "Notes") of the Asian Development Bank (the "ADB") under its N.Z.$10,000,000,000 Domestic Medium-Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Programme dated 27 January 2010 (the "Information Memorandum"), previously filed under a report of the ADB dated 27 January 2010, and in the Pricing Supplement relating to the Notes dated 16 August 2022 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2022, was filed under a report of the ADB dated 13 April 2022.

The registrar and paying agent of the ADB with respect to the Notes is Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622, New Zealand.

Item 2.   Distribution of Obligations

See the Information Memorandum, pages ii to iii and 47 to 50, and the Pricing Supplement.

As of 16 August 2022, the ADB entered into a Subscription Agreement, filed herewith, with ANZ Bank New Zealand Limited, Commonwealth Bank of

Australia and Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch) (together, the "Dealers"), pursuant to which ADB has agreed to issue, and the Dealers have severally agreed to purchase, a principal amount of the Notes aggregating N.Z.$450,000,000 for an issue price of 99.817384 per cent., less an underwriting fee of N.Z.$378,670.50. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be N.Z.$448,799,557.50. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 18 August 2022. The Dealers propose to offer all the Notes to the public at the public offering price of 99.817384 per cent. The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ Bank New Zealand Limited	N.Z.$150,000,000
Commonwealth Bank of Australia	N.Z.$150,000,000
Westpac Banking Corporation	N.Z.$150,000,000
Total	N.Z.$450,000,000

Item 3.   <u>Distribution Spread</u>

See the Pricing Supplement, page 2, and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.817384%	0.084149%	99.733235%
Total in N.Z.$	N.Z.$449,178,228	N.Z.$378,670.50	N.Z.$448,799,557.50

Item 4.   <u>Discounts and Commissions to Sub-Underwriters and Dealers</u>

3

See Item 3.

Item 5.   Other Expenses of Distribution

Item   Amount

Legal Fees..   U.S.$16,230*
*   Asterisk indicates that the expense itemized above is an estimate.

Item 6.   Application of Proceeds

See the Information Memorandum, page 1.

Item 7.   Exhibits

(a)   (i)   Information Memorandum in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

       (ii)   Pricing Supplement dated 16 August 2022.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   (i)   Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated as of 27 January 2010, previously filed under a report of the ADB dated 27 January 2010, as amended by an amendment agreement dated 5 March 2018, previously filed under a report of the ADB dated 23 August 2019.

       (ii)   Note Deed Poll relating to the issuance of Notes by the ADB under the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii)   Subscription Agreement dated 16 August 2022.

(iv)   Registrar and Paying Agency Agreement in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(d)   (i)   Information Statement dated 13 April 2022, previously filed under a report of the ADB dated 13 April 2022.

(ii)   Information Memorandum and Pricing Supplement (see (a) above).

Pricing Supplement

Series No.:   NZD-017-00-1

Tranche No.:   1



ASIAN DEVELOPMENT BANK

N.Z.$10,000,000,000 Domestic Medium-Term Note Programme

Issue of

N.Z.$450,000,000 3.75 per cent. Notes due 18 August 2025 (the **Notes**)

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

This Pricing Supplement should be read in conjunction with the Conditions of the Notes as set out in the Information Memorandum.

1	Description of Notes:	Fixed Rate Notes
2	Issuer:	Asian Development Bank (**ADB**)
3	Lead Managers and Dealers:	ANZ Bank New Zealand Limited Commonwealth Bank of Australia Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch)
4	Registrar and Paying Agent:	Computershare Investor Services Limited
5	Type of Issue:	Underwritten sale
6	Currency:	
	(a) of Denomination	New Zealand dollars (N.Z.$)
	(b) of payment	N.Z.$

| 7 | Aggregate principal amount of Tranche: | N.Z.$450,000,000 |

| 8 | Issue Date: | 18 August 2022 |

| 9 | Issue Price: | 99.817384 per cent. of the aggregate principal amount of the Tranche |

| 10 | Denomination(s): | (a) Outside New Zealand, N.Z.$1,000 and integral multiples thereof, and (b) within New Zealand, N.Z.$100,000 and multiples of N.Z.$1,000 thereafter, subject to the requirement that the amount payable by each person who subscribes for the Notes must be at least N.Z.$750,000 |

11   Rating:

Programme Rating: As at the date of this Pricing Supplement, the Programme has been rated AAA by S&P Global Ratings, a division of S&P Global Inc. (formerly Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc.), AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.

Notes Rating: As at the date of this Pricing Supplement, the Notes have been rated AAA by S&P Global Ratings, a division of S&P Global Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.

12   Business Day: Wellington and Auckland

13   If the Notes are Fixed Rate Notes: Condition 6 shall apply

Fixed coupon amount: The amount of interest payable to each Noteholder will be calculated by applying the Interest Rate to the outstanding nominal amount held by that Noteholder, multiplying such sum by the Day Count Fraction, and rounding the resultant figure to the nearest sub-unit being rounded upwards or otherwise in accordance with the applicable market convention. The Interest Rate is fixed and will remain the same from the Issue Date until the Maturity Date.

Interest Rate: 3.75 per cent. per annum payable semi-annually in arrear

Interest Payment Dates: 18 February and 18 August in each year, beginning 18 February 2023, up to and including the Maturity Date

Interest Period End Dates: 18 February and 18 August in each year, beginning 18 February 2023, up to and including the Maturity Date, with no adjustment

Business Day Convention:

(a)	for Interest Payment Dates:	Following
(b)	for Maturity Date:	Following
(c)	for Interest Period End Dates:	No adjustment
(d)	for any other dates:	Following

Day Count Fraction: NZ Govt Bond Basis

14	Redemption Amount:	Redemption at par
15	Early Redemption Amount:	Not applicable
16	Early Redemption Date (Call):	Not applicable
17	Early Redemption Date (Put):	Not applicable
18	Maturity Date:	18 August 2025
19	Record Date:	10 calendar days before the relevant Interest Payment Date or, if not a Business Day, the immediately preceding Business Day
20	Listing:	Not applicable
21	Any Clearing System other than the NZClear System:	Euroclear and Clearstream
22	ISIN:	NZADBDT017C3
23	Common Code:	251962618
24	Other conditions:	Use of Proceeds

During the life of the Notes, ADB will use its best efforts to apply an amount equal to the net proceeds thereof for use in its ordinary operations to finance a pool of projects related to the health sector, directly or indirectly through governments or rural governments of ADB members or financial institutions or investments in private sector health projects. In case it would be unable to apply an amount equal to the proceeds as provided above, ADB will apply the remaining proceeds thereof to its ordinary operations in accordance with the Agreement Establishing the Asian Development Bank.

Payment of principal of and interest on the Notes will be based solely on the creditability of ADB, and not on the performance of investments and loans under ADB's projects in the health sector.

| 25 | Modification to selling restrictions: | The selling restrictions for New Zealand and Singapore set out in clause 2 and clause 8, respectively, of Schedule 5 of the Programme Agreement are changed for the purpose of clause |

7.4 of the Programme Agreement as set out in Schedule 1 to this Pricing Supplement.

For the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the sections of the Information Memorandum entitled "Selling Restrictions – New Zealand" and "Selling Restrictions – Singapore" are amended and supplemented as set out in Schedule 1 to this Pricing Supplement.

| 26 | Modification to tax opinion: | The "Non-resident withholding tax" and "Resident withholding tax" statements in the section of the Information Memorandum entitled "New Zealand and United States Federal Taxation – New Zealand" are amended and supplemented as set out in Schedule 2 to this Pricing Supplement. |

CONFIRMED

ASIAN DEVELOPMENT BANK

By:

Name: Tobias C. Hoschka
Title: Assistant Treasurer
Date: 16 August 2022

Schedule 1

New Zealand selling restriction

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(A)   it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B)   it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

(a)   to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

(i)   a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

(ii)   a person who is:

(A)   an "investment business";

(B)   "large"; or

(C)   a "government agency",

in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

(b)   in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer will be required to represent and agree that Notes may only be transferred to persons who have RWT-exempt status (as defined in the Income Tax Act 2007) and have submitted satisfactory evidence of their exemption from resident withholding tax to the Registrar.

Singapore selling restriction

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer has represented and agreed that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than:

    (a) to an accredited investor;

    (b) to an expert investor;

    (c) to an institutional investor; or

    (d) to any other person that is not an individual,

as such terms are defined in the Securities and Futures Act 2001 (2020 Revised Edition) of Singapore.

Schedule 2 – New Zealand Taxation

Non-resident withholding tax

The Issuer enjoys certain exemptions from New Zealand tax under the International Finance Agreements Act and the Income Tax Act 2007. As a result, the Issuer and the Paying Agent are not required to withhold New Zealand non-resident withholding tax from any payment of premium or interest in respect of the Notes where the beneficial owner of the Note is a non-resident of New Zealand to which the non-resident withholding tax rules in the Income Tax Act 2007 apply.

Resident withholding tax

As a result also, the Issuer is exempt from the requirement to withhold resident withholding tax ("**RWT**") from any payment of premium or interest in respect of a Note to a New Zealand resident beneficial owner (or a non-resident beneficial owner to which the RWT rules in the Income Tax Act 2007 apply). The Registrar will not have an obligation under the Income Tax Act 2007 to withhold RWT if the person receiving the payment from the Registrar has RWT-exempt status (as defined in section YA 1 of the Income Tax Act 2007) and has submitted satisfactory evidence of its RWT-exempt status to the Registrar.

Subscription Agreement

in relation to the

N.Z.$450,000,000 3.75 per cent. Notes due 18 August 2025 (the **Notes**)

Series No. NZD-017-00-1, Tranche No. 1

Issued under the N.Z.$10,000,000,000 Domestic Medium-Term Note Programme

Asian Development Bank

Issuer

and

ANZ Bank New Zealand Limited
Commonwealth Bank of Australia
Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch)

Each, a **Dealer** and a **Joint Lead Manager**

Date 16 August 2022

This **Agreement** is made on 16 August 2022

between	(1)	Asian Development Bank (the **Issuer**)

and	(2)	ANZ Bank New Zealand Limited, Commonwealth Bank of Australia and Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch) (each, a **Dealer** and a **Joint Lead Manager**).

1.   Interpretation

1.1   Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings, unless the context otherwise requires:

Agency Agreement means the Registrar and Payment Agency Agreement between the Issuer and the Registrar dated 27 January 2010.

ANZ means ANZ Bank New Zealand Limited.

CBA means Commonwealth Bank of Australia.

Issue Date has the meaning given in clause 4.1.

Issue Notice means the document so entitled between the Registrar and the Issuer dated on or about the date of this Agreement.

Notes means the notes to be subscribed under this Agreement.

NZClear System means the system operated by the Reserve Bank of New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of the system (formerly known, and referred to in the Programme Agreement, as the Austraclear New Zealand System).

Pricing Supplement has the meaning given in clause 4.2.

Programme Agreement means the programme agreement dated 27 January 2010 (as amended by an amendment agreement dated 5 March 2018) in relation to the N.Z.$10,000,000,000 New Zealand Domestic Medium-Term Note Programme of the Issuer.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1.

Westpac means Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch).

1.2   Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Dealers

(a) **Appointment by Issuer**

In accordance with clause 14 of the Programme Agreement, the Issuer appoints ANZ, CBA and Westpac to each act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement.

(b) **Acceptance of appointment**

Each Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes.

(c) **Acknowledgement of termination of appointment**

Each Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealer that have arisen prior to such termination.

3. Acknowledgments by Dealers

Each Dealer acknowledges that it has received:

(a) **Copy of Programme Agreement**

a copy of the Programme Agreement; and

(b) **Copy of Information Memorandum**

a copy of the Information Memorandum for the Notes.

4. Subscription

4.1 Subscription

On 18 August 2022, or any other date as is agreed between the Issuer and each of the Dealers (the **Issue Date**):

(a) **Agreement to issue**

the Issuer agrees to issue and sell the Notes specified below in accordance with this Agreement and the Programme Agreement; and

(b) **Agreement to subscribe severally**

each Dealer severally agrees to subscribe the Notes specified below by paying the Purchase Price for those Notes in immediately available funds in accordance with clause 4.5 of this Agreement.

Name of Dealer	Principal Amount of Notes to be Subscribed	Purchase Price
ANZ	N.Z.$150,000,000	N.Z.$149,599,852.50
CBA	N.Z.$150,000,000	N.Z.$149,599,852.50
Westpac	N.Z.$150,000,000	N.Z.$149,599,852.50
Total	N.Z.$450,000,000	N.Z.$448,799,557.50

4.2   Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (the **Pricing Supplement**) dated 16 August 2022 in connection with the issue of the Notes.

4.3   Authority to distribute

The Issuer authorises each Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a)   **Information Memorandum**

the Information Memorandum for the Notes, provided that each Dealer takes reasonable steps to draw to the attention of each recipient of the Information Memorandum that, for the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the sections of the Information Memorandum entitled "Selling Restrictions – New Zealand" and "Selling Restrictions – Singapore" are amended and supplemented by condition 25 of the Pricing Supplement;

(b)   **Pricing Supplement**

the Pricing Supplement; and

(c)   **Other documents**

any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

4.4   Obligations - individual and independent

Except as expressly provided in this Agreement, the obligations of the Issuer and each Dealer under this Agreement are individual and independent and:

(a)   **Obligation to comply remains**

the failure of one or more of them to comply with its or their obligations under this Agreement does not relieve any of the others of any of its or their obligations;

(b) **No responsibility for failure of others**

no one of them is responsible for the failure of one or more of the others to comply with its or their obligations under this Agreement; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the others under this Agreement.

4.5 Payment

(a) **Agreement on how Purchase Price is payable to Issuer**

Notwithstanding clauses 4.1 and 4.4, each Dealer agrees that settlement shall take place on the following basis:

(i) CBA, on behalf of itself and as agent for ANZ and Westpac, will pay the aggregate Purchase Price (being, subject to paragraph (c) below, N.Z.$448,799,557.50) for the Notes to the Registrar through the NZClear System (via a delivery versus payment trade);

(ii) Pursuant to the Agency Agreement and the Issue Notice, the Issuer will procure that the Registrar delivers the aggregate principal amount of Notes being subscribed for pursuant to clause 4.1(b) (being, subject to paragraph (c) below, N.Z.$450,000,000 of Notes) to CBA;

(iii) On the Issue Date (or such later date as agreed between CBA and ANZ), CBA agrees to deliver to ANZ a principal amount of Notes (to be separately agreed between CBA and ANZ) (the **ANZ Delivered Notes**) against payment to CBA from ANZ of an amount equal to the Purchase Price paid by CBA under clause 4.5(a)(i) for the ANZ Delivered Notes (adjusted, if required, for the agreed allocation of the Dealer fee (to be separately agreed between the Dealers)). Payment to CBA from ANZ for the ANZ Delivered Notes will be made through the NZClear System or in any other manner agreed to between CBA and ANZ;

(iv) Upon payment to CBA from ANZ for the ANZ Delivered Notes and the delivery of the ANZ Delivered Notes to ANZ from CBA under clause 4.5(a)(iii), ANZ and CBA will be deemed to have satisfied their respective obligations to each other in relation to the agency arrangement under clause 4.5(a)(i);

(v) On the Issue Date (or such later date as agreed between CBA and Westpac), CBA agrees to deliver to Westpac a principal amount of Notes (to be separately agreed between CBA and Westpac) (the **Westpac Delivered Notes**) against payment to CBA from Westpac of an amount equal to the Purchase Price paid by CBA under clause 4.5(a)(i) for the Westpac Delivered Notes (adjusted, if required, for the agreed allocation of the Dealer fee (to be separately agreed between the Dealers)). Payment to CBA from Westpac for the Westpac Delivered Notes will be made through the NZClear System or in any other manner agreed to between CBA and Westpac; and

(vi) Upon payment to CBA from Westpac for the Westpac Delivered Notes and the delivery of the Westpac Delivered Notes to Westpac from CBA under clause 4.5(a)(v), Westpac and CBA will be deemed to have satisfied their respective obligations to each other in relation to the agency arrangement under clause 4.5(a)(i).

(b)   **Obligation of Issuer to issue**

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this Agreement.

(c)   **Responsibility of non-defaulting Dealers**

If a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Dealers who have not become insolvent or unable to perform their obligations will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Dealers and the Issuer for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve the defaulting Dealer from liability for its default.

5.   Programme Agreement

For the purposes of the Programme Agreement:

(a)   **Notes are defined**

the Notes are Notes as defined in the Programme Agreement;

(b)   **Subscription Agreement under Programme Agreement**

this Agreement is a Subscription Agreement;

(c)   **Dealers under Programme Agreement**

each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d)   **Acceptance of appointment under Programme Agreement**

each Joint Lead Manager accepts its appointment as Joint Lead Manager on the terms set out in the Programme Agreement.

6.   Procedures

Notwithstanding clause 4.1(a) of the Programme Agreement, and without prejudice to clause 2, each Dealer acknowledges that the issue of Notes under this Agreement is an underwritten sale of Notes.

7. Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that each Dealer's obligation to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the conditions precedent set out in clause 3.2 of the Programme Agreement.

7.2 Termination

If any of the conditions in clause 3.2 of the Programme Agreement is not satisfied or waived by the Issue Date, each Dealer may terminate this Agreement and each Dealer is released from its obligations under it.

8. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

9. Selling restrictions

The Issuer and each Dealer agrees that the selling restrictions for New Zealand and Singapore set out in clause 2 and clause 8, respectively, of Schedule 5 of the Programme Agreement are changed for the purpose of clause 7.4 of the Programme Agreement, as follows:

"New Zealand

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer represents and agrees, that:

(A) it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B) it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

(a) to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

    (i) a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

    (ii) a person who is:

        (A) an "investment business";

        (B) "large"; or

        (C) a "government agency",

        in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

(b) in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer represents and agrees that Notes may only be transferred to persons who have RWT-exempt status (as defined in the Income Tax Act 2007) and have submitted satisfactory evidence of their exemption from resident withholding tax to the Registrar."

"Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than:

(a) to an accredited investor;

(b) to an expert investor;

(c) to an institutional investor; or

(d) to any other person that is not an individual,

as such terms are defined in the Securities and Futures Act 2001 (2020 Revised Edition) of Singapore."

10.   Notices

(a)   **Clause 18 applies**

Clause 18 of the Programme Agreement applies to this Agreement.

(b)   **Communications to Dealers and Joint Lead Managers**

However, any communication to a Dealer must be sent to the address (or e-mail address) of the relevant Joint Lead Manager as set out in this Agreement.

(c)   **Lead Managers to give copy to relevant Dealer**

Each Joint Lead Manager must give a copy of any notice it receives under this clause to the relevant Dealer.

11.   Counterparts

(a)   **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more of the parties to the Agreement.

(b)   **One document**

If so, the signed copies are treated as making up the one document.

12.   Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:

Tobias C. Hoschka
Assistant Treasurer

Nicholas McBride
Senior Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
Telephone	+632 8632 4478
E-mail	TDFD_Documentation@adb.org
Attention	Assistant Treasurer, Funding Division, Treasury Department

SIGNED for **ANZ Bank New Zealand Limited** under power of attorney in the presence of:



_____
Signature of witness

Vanessa Hunter
_____
Name of witness

Banker
_____
Witness occupation

Auckland
_____
Place of residence

_____
Signature of attorney

CAROLYN NG
_____
Name of attorney

1 October 2011
_____
Date of power of attorney

Address   ANZ Centre, Level 10,
171 Featherston Street
Wellington 6011, New Zealand

Telephone   +64 4 576 1029

E-mail   DCMNewZealand@anz.com

Attention   Debt Capital Markets

CERTIFICATE OF NON-REVOCATION OF
POWER OF ATTORNEY

I, **Carolyn Ng** of Auckland New Zealand, currently holding the position of Head of Capital Markets, Institutional NZ, ANZ Bank New Zealand Limited (**ANZ**), certify –

1. That by deed dated 1 October 2011, ANZ appointed the Head of Capital Markets, Institutional NZ as its attorney; and

2. That I have not received notice of any event revoking the power of attorney granted to the Head of Capital Markets, Institutional NZ.



....

Signed this 16 day of August   2022

SIGNED for **Commonwealth Bank of Australia ABN 48 123 123 124** under power of attorney in the presence of:



_____
Signature of witness

James Hammermaster
_____
Name of witness

Banker
_____
Witness occupation

Sydney
_____
Place of residence



_____
Signature of attorney

Andy MURRAY
_____
Name of attorney

24/06/2013
_____
Date of power of attorney

Address	Level 1, CBP South 11 Harbour Street Sydney, NSW 2000 Australia
Telephone	+61 2 9118 1219
E-mail	dcm_originations@cba.com.au
Attention	Head of Debt Capital Markets



Commonwealth Bank of Australia

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I, Andy Murray, Associate Director Debt Capital Markets, Institutional Banking and Markets, Sydney Australia, hereby certify:

1. That by a Deed dated 24 June 2013, COMMONWEALTH BANK OF AUSTRALIA appointed me as its attorney on the terms and subject to the conditions set out in that Deed.

2. That at the date of this certificate I have received no notice or information by any means whatsoever of such appointment.

DATED at Sydney this   *16*   day of *Aug.* 2022

Andy Murray

SIGNED for **Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch)** under power of attorney in the presence of:

Kayla Czar	~signature~
Signature of witness	Signature of attorney
Kayla Czar	Mat Carter
Name of witness	Name of attorney
Associate - DCM & Syndicate	20 October 2003
Witness occupation	Date of power of attorney
Auckland	
Place of residence	

Address	Level 8 16 Takutai Square Auckland 1010, New Zealand
Telephone	+64 9 352 0830
Fax	+64 9 367 3856
E-mail	dcm@westpac.co.nz
Attention	Head of Debt Capital Markets & Syndicate

SUBSCRIPTION AGREEMENT

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I, MATHEW RYAN CARTER of Auckland in New Zealand, Bank Officer

HEREBY CERTIFY -

1.   **THAT** by Deed dated 20 October 2003 a copy of which is deposited with Land Information New Zealand and numbered PA 5941731.1 **WESTPAC BANKING CORPORATION** ABN 33 007 457 141, incorporated in Australia (and registered in New South Wales) under the Corporations Act 2001 of Australia and having its principal place of business in New Zealand at Westpac on Takutai Square, 16 Takutai Square, Auckland ("Westpac") appointed me its attorney on the terms and subject to the conditions set out in that Deed and the attached document is executed by me under the powers conferred by that Deed.

2.   **THAT,** at the date of this certificate, I am a Tier Three Attorney for Westpac.

3.   **THAT,** at the date of this certificate, I have not received any notice or information of the revocation of that appointment by the winding up or dissolution of Westpac or otherwise.

SIGNED at **Auckland**

On 16 August 2022

MATHEW RYAN CARTER